Exhibit 99.2

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED HEREIN.

EXCEPT AS MENTIONED OTHERWISE IN THE PROXY STATEMENT AND BELOW ON THIS PROXY, IF NO DIRECTION IS INDICATED, THIS PROXY WILL BE VOTED “FOR” THE PROPOSALS HEREIN.

Please mark your vote as in this example ☒

PROPOSAL NO. 1: To elect the following persons to the Board of Directors, each to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified: Shai Novik, Roger Pomerantz, Abraham Havron, Gil Hart, Brian Schwartz and Andrew Singer.

NO. 1(a): Shai Novik		FOR	AGAINST	ABSTAIN
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NO. 1(b): Roger Pomerantz		FOR	AGAINST	ABSTAIN
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NO. 1(c): Abraham Havron		FOR	AGAINST	ABSTAIN
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NO. 1(d): Gili Hart		FOR	AGAINST	ABSTAIN
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NO. 1(e): Brian Schwartz		FOR	AGAINST	ABSTAIN
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NO. 1(f): Andrew Singer		FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 2: To approve the grant of an equity-based award to each of the Company’s non-executive directors standing for election at the meeting, subject to their election at the meeting, in such form and amounts and with such terms and conditions as described in Proposal 2 of the Company’s proxy statement for the meeting.		FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 3A: To approve the award to Mr. Shai Novik, the Company’s Executive Chairman, of a one-time bonus for 2022 and the payment to Mr. Novik of the one-time bonus part in cash and part in the form of restricted share units, in each case in such amounts and as described in Proposal 3 of the Company’s proxy statement for the meeting.		FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 3B: To approve the award to Dr. Oren Hershkovitz, the Company’s Chief Executive Officer, of a one-time bonus for 2022 and the payment to Dr. Hershkovitz of the one-time bonus and a portion of his 2022 performance bonus in the form of restricted share units, in each case in such amounts and as described in Proposal 3 of the Company’s proxy statement for the meeting.		FOR	AGAINST	ABSTAIN
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Do you have a “Personal Interest” (as defined IN THE PROXY STATEMENT AND below) with respect to the subject matter of Proposal 3B? (Please note: if you do not mark either “YES” or “NO” you will be deemed as having a Personal Interest with respect to proposal 3B and your vote will not be counted for Purposes of proposal 3B).

		YES	NO
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PROPOSAL NO. 4: To approve an amendment to the Company’s Articles of Association relating to the quorum required for a general meeting of shareholders of the Company, as set forth in Proposal 4 of the Company’s proxy statement for the meeting.		FOR	AGAINST	ABSTAIN
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PROPOSAL NO. 5: To approve the re-appointment of Yarel & Partners, Certified Public Accountants, a member of BKR International, as the Company’s independent registered public accounting firm for the year ending December 31, 2023 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its audit committee) to set the fees to be paid to such auditors in accordance with the volume and nature of their services.		FOR	AGAINST	ABSTAIN
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The undersigned hereby acknowledges receipt of the Notice of the Annual General Meeting, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirms all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

____________________________	______________________________________		_______________________
(NAME OF SHAREHOLDER)	(SIGNATURE OF SHAREHOLDER)		(DATE)

Each shareholder voting at the meeting or prior thereto by means of this accompanying proxy card is requested to notify us whether he, she or it has a “Personal Interest” in Proposal No. 3B, as a condition for his, her or its vote to be counted with respect to such proposal. Votes cast on Proposal No. 3B will not be counted unless “YES” or NO” has been specified as to whether the shareholder has a “Personal Interest” with respect to such proposal.

Under the Israeli Companies Law, 1999, a “Personal Interest” of a shareholder in an act or transaction of a company (i) includes a personal interest of (a) any spouse, sibling, parent, grandparent or descendant of the shareholder, any descendant, sibling or parent of a spouse of the shareholder and the spouse of any of the foregoing; and (b) a company with respect to which the shareholder (or any of the foregoing relatives of the shareholder) owns at least 5% of the outstanding shares or voting rights, serves as a director or chief executive officer or has the right to appoint one or more directors or the chief executive officer; and (ii) excludes a personal interest arising solely from the ownership of shares. In the case of a person voting by proxy, “Personal Interest” includes the personal interest of either the proxy holder or the shareholder granting the proxy, whether or not the proxy holder has discretion how to vote.

ENLIVEX THERAPEUTICS LTD.

Annual General Meeting of Shareholders to be held on October 26, 2023

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Enlivex Therapeutics Ltd. (the “Company”) hereby appoints Ms. Shachar Shlosberger, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the ordinary shares of the Company which the undersigned is entitled in any capacity to vote at the Annual General Meeting of Shareholders of the Company, to be held at the corporate offices of the Company at 14 Einstein Street, Ness Ziona 7403618, Israel on Thursday, October 26, 2023, at 7:00 p.m. (Israel time), and all adjournments and postponements thereof.

(CONTINUED AND TO BE SIGNED ON REVERSE SIDE)